

December 16, 2022

Paul Oldham
Chief Financial Officer
Advanced Energy Industries, Inc.
1595 Wynkoop Street, Suite 800
Denver, Colorado 80202

> **Re: Advanced Energy Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 16, 2022**
> **File No. 000-26966**

Dear Paul Oldham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Continuing Operations , page 37

1. Please revise MD&A in future annual and quarterly filings to more fully address the following:
    • Disclose and discuss the specific reasons for the changes in demand by market during each period presented;
    • When you disclose and discuss multiple factors that impact your operations, quantify the impact of each factor, for example, we note you identify multiple factors that impact gross profit;
    • You disclose here, and in quarterly filings, that the decrease in gross profit as a percent of revenue is largely related to higher material and freight costs, as well as productivity inefficiencies resulting from supply constraints. Discuss whether and how supply chain disruptions materially affect your outlook or business

goals. Quantify and disclose, to the extent possible, how sales, profits, and/or liquidity have been impacted and discuss known trends or uncertainties resulting from any mitigation efforts being undertaken, including whether mitigation efforts introduce new material risks related to product quality, reliability, or regulatory approval; and

- You disclose here, and in quarterly filings, that you are experiencing price increases in select components and, to the extent permitted, you pass increased costs on to customers. Quantify and disclose the impact of the inflationary pressures you experience and update your disclosures to indicate the extent to which you are able to pass increased costs on to customers to mitigate the inflationary pressures.

<u>Consolidated Financial Statements</u>
<u>Note 3. Revenue, page 64</u>

2. We note you disclose revenue by geographical region. Please tell us your consideration for presenting revenue for each material individual foreign country as required by ASC 280-10-50-41. We also note your risk factor disclosure related to your operations in China. To enable investors to more fully understand and evaluate this risk, please revise future filings to quantify your operations in China, including sales and purchases related to China.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing